CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 08.12.08)

August 12, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Webb, Reviewing Accountant Angela Crane, Accounting Branch Chief Andri Boerman, Staff Accountant

Re:	Nanogen, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 31, 2008
Form 10-Q for the quarter ended March 31, 2008
Filed May 12, 2008
File No. 000-23541

Ladies and Gentlemen:

We submit this letter as a supplemental response to our initial response filed on June 30, 2008 with respect to the comment regarding Jurilab financial statements from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in Jay Webb’s letter dated June 11, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007, and Form 10-Q for the quarter ended March 31, 2008, File No. 000-23541 (“Form 10-K” and “Form 10-Q”).

Please find our response to the Staff’s comments below. For your convenience, we have copied the comment in Jay Webb’s letter immediately preceding our initial response thereto, followed by our supplemental response.

Form 10-K for the year ended December 31, 2007

Variable Interest Entities, page F-9

1.	We note that you no longer consolidate Jurilab Ltd’s financial statements after July 2007. It appears, however, you still hold an equity investment in Jurilab Ltd at the end of 2007. If that is the case, then explain to us how you considered the impact of Rule 3-09 of Regulation S-X on your reporting requirements. With your explanation, please provide us with the significance tests you performed as described in Rule 3-09(a) of Regulation S-X.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 08.12.08)

Initial Response:

Jurilab Ltd’s financial statements were deconsolidated from Nanogen’s consolidated financial statements and began being accounted for under the equity method during July 2007. Our equity investment of 29.7 percent of the outstanding stock of Jurilab had no remaining book value as of the end of 2007.

Regulation S-X Rule 3-09 (a) prescribes tests in order to determine whether separate financial statements are required to be filed by companies accounted for by the equity method owned 50% or less by a registrant. The rule refers to tests in Regulation Paragraph 210.1-02 (w) and requires substitution of 20% instead of the 10% noted in 210.1-02 (w) tests, and only requires consideration of the first and third conditions.

1.	The first test requires comparison of our investments in and advances to Jurilab Ltd. with the consolidated total assets of the Company at the most recent year end, and requires separate financial statements filed if investments in and advances to Jurilab Ltd. exceed 20% of the Company’s consolidated total assets at year end. At December 31, 2007 the Company’s consolidated total assets at year end were totaling $98.4 million and our investments in and advances to Jurilab Ltd. totaled 4.0 million, or approximately 4% of the Company’s consolidated total assets. Based on this test, no separate financial statements are required to be filed for Jurilab Ltd.

2.	The second test requires a comparison of Nanogen’s equity in Jurilab Ltd.’s income from continuing operations with the Company’s consolidated income from continuing operations and requires separate financial statements filed if Nanogen’s equity in Jurilab Ltd.’s income from continuing operations exceed 20% of the Company’s consolidated income at the most recent year end. Consolidated losses from continuing operations for the Company for 2007 were $33.9 million whereas Nanogen’s equity in Jurilab Ltd.’s losses for 2007 were $3.4 million, or approximately 10.0% of the Company’s consolidated losses. As Jurilab Ltd.’s losses from continuing operations were less than 20% of the Company’s consolidated losses from continuing operations in 2007, no separate financial statements are required to be filed for Jurilab. In 2007, Nanogen, Inc. recorded a $12.7 million gain on the deconsolidation of Jurilab, Ltd. This gain on deconsolidation was attributable to Nanogen, Inc. and not to Jurilab, Ltd. As such the gain on Nanogen Inc.’s deconsolidation of Jurilab, Ltd. has not been included in Jurilab, Ltd.’s 2007 losses from continuing operations of in calculating this test.

Based on the tests prescribed in Regulation S-X Rule 3-09 (a) as indicated above, there are no separate financial statements required to be filed for Jurilab.

Supplemental response:

We have reviewed Attachment C of the highlights of the June 14, 2005 SEC Regulations Committee (the “Committee”) meeting (the “Attachment”). This Attachment discusses how to apply the income test in Rule 1-02(w) in determining significance in the year a formerly consolidated wholly-owned or majority owned subsidiary becomes an equity method investee. The Attachment is silent as to how to apply this methodology for a minority owned entity that is consolidated as a result of the primary beneficiary rules of FIN 46, as is the case with Jurilab. In the Attachment, the Staff stated that any gain or loss related to change in ownership of the wholly-owned or majority owned subsidiary/investee should be included in the significance test.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 08.12.08)

Given that the Attachment C discussion does not address how to apply the income test in Rule 1-02(w) for a minority owned subsidiary/investee, as is the situation with Jurilab, we believe that it is unclear as to whether the loss we recorded upon deconsolidation of Jurilab should be included in the income test in Rule 1-02(w).

If the loss we recorded upon deconsolidation of Jurilab were included in the income test in Rule 1-02(w), we would be required to file audited financial statements for Jurilab under Rule 3-09 of Regulation S-X. If we are required to file audited financial statements for Jurilab we request that the Staff grant us a waiver of the financial statement requirement for the reasons set forth below:

•

The gain recorded by us in July 2007 was the result of the deconsolidation of Jurilab under the rules of FIN46R upon a reconsideration event that resulted in us ceasing to be Jurilab’s primary beneficiary. The gain was not a result of Jurilab’s operating income, an increased value of our investment in Jurilab, or a sale of any of our investment in Jurilab.

•

Our equity method investment had a carrying value of $0 at December 31, 2007 and we have no commitments to provide further funding to Jurilab. Therefore, we will not be recording any further gains or losses related to Jurilab’s operations subsequent to December 31, 2007.

•	We have no funding commitments to Jurilab and we have no further intention of making investments in Jurilab.

•	Jurilab was never a significant component of our business operations or strategy.

•	It would create undue hardship and expense to complete the audit:

•	Jurilab has not historically had independent audits of its stand-alone financial statements performed.

•	***.

•	Our level of access to personnel of Finland-based Jurilab is currently limited. ***.

•	***.

•

As disclosed in our most recent Form 10-K, we do not have enough cash to fund operations through December 31, 2008. In order to comply with the audit requirement, we would be forced to hire consultants in Finland to prepare Jurilab’s financial statements and related notes and would be required to engage auditors to perform a stand alone audit of Jurilab. As Jurilab’s financial documentation is in Finnish, this work could not be performed by our employees as we do not possess this language capability. The consulting and audit expense to complete this work would be substantial.

•	Time spent by our management on completing audits of Jurilab would divert attention away from addressing our cash flow needs in order to ensure we can continue as a going concern.

•	Finally, we do not believe filing audited financial statements for Jurilab would provide any benefit to our investors nor would it provide any further transparency to our financial statements.

We appreciate the Staff’s consideration of the facts and circumstances noted above.

CONFIDENTIAL

FOIA CONFIDENTIAL TREATMENT REQUESTED BY NANOGEN, INC.

OMITTED INFORMATION HAS BEEN FILED UNDER SEPARATE COVER WITH COMMISSION

(REQUEST 08.12.08)

*****

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (858) 410-4915.

Sincerely,

/s/ Nicholas J. Venuto
Mr. Nicholas J. Venuto,
Chief Financial Officer
Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.
Morgan, Lewis & Bockius LLP